UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(AMENDMENT NO. 2)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES AND EXCHANGE ACT OF 1934

 THE PARKING REIT, INC.
(Name of Subject Company)

THE PARKING REIT, INC.
(Name of Persons Filing Statement)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

55387R 107
(CUSIP Number of Class of Securities)

Manuel Chavez, III
Chief Executive Officer
The Parking REIT, Inc.
250 East Fifth Street
Suite 2110
Cincinnati, Ohio 45202
(513) 834-5110
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Sharon Kroupa
Venable LLP
750 East Pratt Street
Suite 900
Baltimore, Maryland 21202

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 2 (this “Second Amendment”) further amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of The Parking REIT, Inc., a Maryland corporation (“Parking REIT” or the “Company”) originally filed with the Securities and Exchange Commission (the “SEC”) on October 5, 2021 (as amended by Amendment No. 1 filed on October 14, 2021, collectively the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Color Up, LLC, a Delaware limited liability company (“Color Up” or the “Purchaser”) affiliated with Bombe Asset Management LLC, a Cincinnati, Ohio based alternative asset management firm (“Bombe”), to purchase up to 900,506 shares of common stock, par value $0.0001 per share (the “Common Stock”) at a price of $11.75 per share (the “Offer Price”), net to the seller in cash, without interest and less any required withholding taxes (the “Offer Amount”), upon the terms and subject to the conditions set forth in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”), filed by Color Up with the SEC on October 5, 2021, as amended and supplemented by Amendment No. 1 filed on October 12, 2021, as further amended and supplemented by Amendment No. 2 filed on November 9, 2021 (together with the exhibits thereto, the “Second TO Amendment”). The Offer to Purchase, dated October 5, 2021, a copy of which is filed as Exhibit (a)(1)(A) to the Second TO Amendment, is incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Second Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Second Amendment is being filed to reflect certain updates as reflected below.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	By inserting the following paragraph at the end of the subsection entitled “Arrangements with Company Directors and Executive Officers”:

The Company and a special purpose entity affiliated with Color Up, HSCP Strategic III, L.P., a Delaware limited partnership and member of Color Up (“HS3”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) by and among the Company, the Operating Partnership, and HS3, dated November 2, 2021. Jeffrey Osher, a member of the Board of Directors of the Company, serves as a control person of HS3, which is in turn a member of Color Up. The Operating Partnership issued and sold to HS3 (a) 1,702,128 OP Units; and (b) 425,532 newly-issued Class A units of limited partnership of the Operating Partnership (“Class A Units”) which entitle HS3 to purchase up to 425,532 additional OP Units (the “Additional OP Units”) at an exercise price equal to $11.75 per Additional OP Unit, subject to adjustment as provided in the Class A Unit Agreement (as defined below), and HS3 paid to the Operating Partnership cash consideration of $20,000,000. The transactions contemplated by the Securities Purchase Agreement are referred to herein collectively as the “Securities Purchase Transaction.” The Company intends to use proceeds from the Securities Purchase Transaction for working capital purposes, including expenses related to the Securities Purchase Transaction and the acquisition of two parking lots and related assets. The Securities Purchase Transaction and the Securities Purchase Agreement and related agreements were evaluated, negotiated and unanimously approved by (i) the members of the Board of Directors who were determined by the Board of Directors to be disinterested with respect to the Securities Purchase Transaction and (ii) the Board of Directors.

Under the Securities Purchase Agreement, the parties to the agreement made customary representations and warranties for transactions of this type. Pursuant to the terms of the Securities Purchase Agreement, the representations and warranties made under the Securities Purchase Agreement will survive for six months after the closing and the Company and the Operating Partnership, on one hand, and HS3, on the other hand, will indemnify each other party and certain of their respective representatives against losses arising out of certain material breaches of, and certain third party claims related to, the Securities Purchase Agreement and the Securities Purchase Transactions.  The Securities Purchase Agreement is not intended to provide any other factual, business or operational information about the parties thereto. The representations, warranties and covenants contained in the Securities Purchase Agreement were made only for purposes of such Securities Purchase Agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties, including, to the extent agreed by the parties, being qualified by disclosures exchanged between the parties in connection with the execution of the Securities Purchase Agreement. The representations and warranties may have been made for the purpose of allocating contractual risk among the parties to the Securities Purchase Agreement based on the relative knowledge of the parties and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, investors and stockholders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Securities Purchase Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

On November 2, 2021, the Company, the Operating Partnership, Color Up and HS3 also entered into a second amended and restated agreement of limited partnership of the Operating Partnership to facilitate the Securities Purchase Transaction (the “Second A&R Operating Partnership Agreement”) which, among other things, provided for the issuance by the Operating Partnership of Class A Units having the rights and preferences as set forth in a Class A unit agreement. The Operating Partnership issued the Class A Units pursuant to a Class A Unit agreement (the “Class A Unit Agreement”) also dated as of November 2, 2021, which provides that each Class A Unit entitles the registered holder thereof to purchase an OP Unit at a price of $11.75 per share (the “Class A Unit Price”), subject to adjustment as discussed below, at any time following a “Liquidity Event,” which is defined as an initial public offering and/or listing of the Common Stock on the Nasdaq Global Market, the Nasdaq Global Select Market, or the New York Stock Exchange (each, a “Trading Market”). The Class A Units expire five years after the date of the Class A Unit Agreement, at 5:00 PM, New York City time. The Class A Units may also be exercised on a cashless basis in lieu of payment of the aggregate Class A Unit Price at HS3’s election.  If the number of outstanding OP Units is increased by a dividend payable in OP Units, or by a split-up of OP Units or other similar event, or decreased by a consolidation, combination, reverse split or reclassification of OP Units or other similar event, then the number of Additional OP Units issuable on exercise of each Class A Unit shall be increased or decreased, as applicable, in proportion to such increase or decrease, as applicable, in outstanding OP Units. Whenever the number of Additional OP Units purchasable upon the exercise of the Class A Units is adjusted, as described above, the Class A Unit Price will be adjusted (to the nearest cent) by multiplying such Class A Unit Price immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of OP Units redeemable upon the exercise of the Class A Units immediately prior to such adjustment, and (y) the denominator of which shall be the number of shares of Common Stock so redeemable immediately thereafter. The Class A Unit Agreement further provides that, in lieu of issuing fractional units, the Operating Partnership will make a cash payment equal to the Fair Market Value (as defined in the Class A Unit Agreement) of one OP Unit multiplied by such fraction.

Also on November 2, 2021, the Company entered into an amended and restated registration rights agreement with Color Up and HS3 (the “A&R Registration Rights Agreement”).  In addition to the registration rights previously granted by the Company to Color Up with respect to shares of Common Stock acquired under the Purchase Agreement, the Offer, the Company Backstop and the Warrant Agreement, whether by purchase, issuance, exercise, redemption or otherwise, the Company granted HS3 certain registration rights with respect to the shares of Common Stock issuable upon redemption of the OP Units and Additional OP Units issued upon exercise of the Class A Units acquired under the Securities Purchase Agreement and Class A Unit Agreement.

In connection with the issuance of the OP Units and the Class A Units under the Securities Purchase Agreement, the Board of Directors amended and restated the limited exception to the restrictions on ownership and transfer of Common Stock set forth in the Company’s Charter previously granted to Color Up, HS3 and certain of its affiliates to allow HS3 and such affiliates to own, directly, or indirectly, in the aggregate, up to 15,200,000 shares of Common Stock (the “Excepted Holder Limit”) and up to five percent (5%) of any outstanding class of preferred stock of the Company. The grant of this exception is conditioned upon the receipt of various representations and covenants set forth in the Request for Waiver of Ownership Limit, made by Color Up and HS3 to the Company, confirming, among other things, that none of HS3, Color Up, nor certain of their affiliates may own, directly or indirectly, more than 4.9% of the interests in a tenant of the Company (or subsidiary of the Company) that comprises more than three percent (3%) of the gross income of the Company as determined for purposes of Section 856(c)(2) of the Internal Revenue Code of 1986, as amended.  The request also includes representations intended to confirm that HS3, Color Up, and certain of their affiliates’ ownership of Common Stock will not cause the Company to otherwise fail to qualify as a real estate investment trust for federal income tax purposes.

The foregoing descriptions of the Securities Purchase Transaction and the Securities Purchase Agreement, Second A&R Operating Partnership Agreement, Class A Unit Agreement and A&R Registration Rights Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Securities Purchase Agreement, Second A&R Operating Partnership Agreement, Class A Unit Agreement and A&R Registration Rights Agreement, copies of which are filed as Exhibit 10.1, 3.1, 10.2 and 10.3, respectively, to the Company’s Current Report on Form 8-K dated November 4, 2021, and are incorporated herein by reference.

ITEM 7.	PURPOSE OF THE TRANSACTION PLANS OR PROPOSALS.

Item 7 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating this section in its entirety as follows:

Except as otherwise set forth in the Amendment and Second Amendment (collectively, the “Amendments”) and the Schedule 14D-9 (including in the exhibits thereto) or as incorporated in the Amendments by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Tender Offer that relate to (i) a tender offer or other acquisition of shares of Common Stock by the Company, any of its subsidiaries or any other person, or (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as described above or otherwise set forth in the Amendments and the Schedule 14D-9 (including in the exhibits thereto) or as incorporated in the Amendments by reference, there are no transactions, agreements in principle or signed contracts entered into in response to the Tender Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following immediately before the subsection entitled “Forward Looking Statements”:

Expiration of the Offer

The Tender Offer and withdrawal rights expired at 5:00 P.M., Eastern Time, on Friday, November 5, 2021. All of the conditions to the Tender Offer have been satisfied. Accordingly, Color Up will accept for payment in accordance with the terms of the Tender Offer all shares of Common Stock that were validly tendered and not validly withdrawn prior to the expiration of the Offer, and payment for such Common Stock will be made promptly in accordance with the terms of the Offer. The Depositary has advised Color Up that, as of the expiration of the Offer, a total of approximately 878,082 shares of Common Stock were validly tendered and not validly withdrawn in the Offer (the “Tendered Share Amount”).

As such, the Tendered Share Amount represents less than the Offer Amount, and Color Up has elected to purchase from the Company, at a price per Share equal to the Offer Price, 22,424 shares of Common Stock so that Color Up will acquire the total Offer Amount. Color Up will acquire 22,424 shares of Common Stock from the Company pursuant to the Company Backstop, and, after giving effect to the Company Backstop and the Tender Offer, Color Up will own approximately 33.81% of the Company’s outstanding shares of Common Stock.

ITEM 9.	EXHIBITS.

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated October 5, 2021 (incorporated by reference to Exhibit (a)(1)(A) to Amendment No. 1 to the Schedule TO filed by Color Up , LLC on October 12, 2021).

(a)(5)(A)
Second Amended and Restated Agreement of Limited Partnership of MVP REIT II Operating Partnership, L.P. dated November 2, 2021 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K dated November 4, 2021).

(a)(5)(B)
Securities Purchase Agreement, dated as of November 2, 2021, by and among The Parking REIT, Inc., MVP REIT II Operating Partnership, L.P., and HSCP Strategic III, L.P. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated November 4, 2021).

(a)(5)(C)
Class A Unit Agreement, dated November 2, 2021, by and between MVP REIT II Operating Partnership, L.P., and HSCP Strategic III, L.P. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated November 4, 2021).

(a)(5)(D)
Amended and Restated Registration Rights Agreement, dated November 2, 2021, by and among The Parking REIT, Inc. and the Holders (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated November 4, 2021).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE PARKING REIT, INC.

Dated: November 8, 2021	/s/ J. Kevin Bland
Name: J. Kevin Bland
Title: Chief Financial Officer